[redacted]

09057090

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 32283

Processing

FEB 20 2009

Washington, DC
111

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Fifth Avenue, Fourth Floor
(No. and Street)

New York (City) NY (State) 10011 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jason Ng, Chief Compliance Officer (212) 418-4700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2009
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Douglas S. Crossman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ICON Securities Corp., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LINDA J. BROWN
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 12/28/2012

Signature

Douglas S. Crossman, President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

ICON SECURITIES CORP.
(A wholly-owned subsidiary of ICON Capital Corp.)
For the Period from April 1, 2008 to December 31, 2008
With Report and Supplementary Report of Independent Registered Public Accounting Firm

ICON Securities Corp.
(A wholly-owned subsidiary of ICON Capital Corp.)
Financial Statements and Supplemental Information
For the Period from April 1, 2008 to December 31, 2008

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530
Tel: 212 773 3000

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Board of Directors of
ICON Securities Corp.

We have audited the accompanying statement of financial condition of ICON Securities Corp. (the "Company") as of December 31, 2008, and the related statements of income, changes in stockholder's equity, and cash flows for the period from April 1, 2008 to December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ICON Securities Corp. at December 31, 2008, and the results of its operations and its cash flows for the period from April 1, 2008 to December 31, 2008 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 5, 2009

ICON Securities Corp.
(A wholly-owned subsidiary of ICON Capital Corp.)
Statement of Financial Condition
December 31, 2008

ASSETS

Cash and cash equivalents	$1,171,166
Property, plant & equipment, net of accumulated depreciation of $298	6,407
Prepaid expenses	24,105
Total assets	$1,201,678

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Due to Parent	$ 228,002
Accrued expenses	11,850
Total liabilities	239,852
Stockholder's equity:	
Common stock; no par value; $1 stated value; 200 shares authorized; 100 shares issued and outstanding	100
Additional paid in capital	1,200,000
Retained deficit	(238,274)
Total stockholder's equity	961,826
Total liabilities and stockholder's equity	$1,201,678

See accompanying notes to financial statements.

ICON Securities Corp.
(A wholly-owned subsidiary of ICON Capital Corp.)
Statement of Income
For the Period from April 1, 2008 to December 31, 2008

Revenue:	
Underwriting fees	$ 2,646,893
Expenses:	
Selling, general and administrative	3,023,049
Depreciation	298
Regulatory fees	10,962
Total expenses	3,034,309
Loss before income tax benefit	(387,416)
Income tax benefit	(4,720)
Net loss	$ (382,696)

See accompanying notes to financial statements.

ICON Securities Corp.
(A wholly-owned subsidiary of ICON Capital Corp.)
Statement of Changes in Stockholder's Equity
For the Period from April 1, 2008 to December 31, 2008

	Common Stock		Additional Paid-In	Retained Earnings /	Total Stockholder's
	Shares	Amount	Capital	(Deficit)	Equity
Balance April 1, 2008	100	$ 100	$ 389,351	$ 144,422	$ 533,873
Capital contribution from Parent	-	-	810,649	-	810,649
Net loss	-	-	-	(382,696)	(382,696)
Balance December 31, 2008	100	$ 100	$ 1,200,000	$ (238,274)	$ 961,826

See accompanying notes to financial statements.

ICON Securities Corp.
(A wholly-owned subsidiary of ICON Capital Corp.)
Statement of Cash Flows
For the Period from April 1, 2008 to December 31, 2008

Cash flows from operating activities:	
Net loss	$ (382,696)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation	298
Changes in operating assets and liabilities:	
Accounts receivable from affiliate	229,436
Due to Parent	774,223
Prepaid expenses	(518)
Accrued expenses	(3,150)
Net cash provided by operating activities	617,593
Cash flows from investing activities:	
Purchase of equipment	(6,704)
Cash flows used in investing activities	(6,704)
Net increase in cash and cash equivalents	610,889
Cash and cash equivalents, April 1, 2008	560,277
Cash and cash equivalents, December 31, 2008	$ 1,171,166
Supplemental disclosure of non-cash investing and financing activities:	
Non-cash capital contribution from Capital	$ 810,649

See accompanying notes to financial statements.

(1) Organization

ICON Securities Corp. (the "Company") was incorporated in the State of New York on April 2, 1982 and is a wholly-owned subsidiary of ICON Capital Corp. ("Capital" or "Parent"). Effective February 7, 2007, the Company was reincorporated as a Delaware corporation. The Company is a registered broker-dealer, a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), and is exempt from the requirements of Rule 15c3-3 of the Securities and Exchange Commission (the "SEC") since the Company does not take custody of any customer funds or securities. The Company's primary business activity is to underwrite and sell equity interest in publicly registered equipment leasing and financing partnerships or limited liability companies sponsored by Capital.

On January 11, 2008, the stockholders (the "Stockholders") of the Company's ultimate parent, Warrenton Capital Corp. (the "Ultimate Parent"), entered into a binding letter of intent with ICON Phoenix Holdings Corp. and its designees, an entity owned by certain of Capital's executive officers (the "Buyer"), whereby the Stockholders agreed to sell up to 100% of the Stockholders' ownership interest in the Ultimate Parent to the Buyer (the "Transaction"). On March 26, 2008, the Transaction closed.

Effective April 1, 2008, the fiscal year of the Company changed to the calendar year in connection with its election to be a qualified Subchapter S subsidiary. As a result, these financial statements are presented as of December 31, 2008 and for the period from April 1, 2008 to December 31, 2008 (the "Period").

On December 12, 2008, the Company announced the restructuring and relocation of the branch office in San Francisco, CA. As of December 31, 2008, the Company has recorded approximately $61,000 of accrued severance costs related to the restructuring and relocation of the branch office in San Francisco, CA.

(2) Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments with a maturity of three months or less at the date of purchase to be cash equivalents.

The Company's cash and cash equivalents are held at one financial institution and at times may exceed FDIC insured limits. The Company periodically evaluates the credit-worthiness of this institution and has not experienced any losses on such deposits.

(2) Summary of Significant Accounting Policies - continued

Property, Plant & Equipment, net

Property, plant & equipment are stated at cost less accumulated depreciation and amortization and primarily includes purchased computer equipment and software. Depreciation is computed using the straight line method over the estimated useful lives of the assets. Estimated useful lives are generally three years. Normal maintenance and repair costs, which do not extend the useful lives of the computer equipment, are expensed as incurred while renewal, betterments and major repairs that materially extend the useful lives of the assets are capitalized.

Revenue Recognition

The Company receives underwriting fees in connection with underwriting the offering of the equity interests of affiliated equipment leasing partnerships and limited liability companies (collectively, the "Funds"). Capital is the sponsor and General Partner or Manager of the Funds. During the Period, underwriting fees were earned from the sale of shares of ICON Leasing Fund Twelve, LLC. The amount of underwriting fees - typically 2% of the gross proceeds of sales of the equity interests of the Funds - is determined in accordance with each Fund's limited partnership or limited liability company agreement. Revenue is recognized when an investor's subscription is accepted by the Fund.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3) Expense Sharing with Related Parties

During the Period, 100% of the Company's expenses were paid or incurred by Capital and allocated to the Company in accordance with the terms of an expense sharing agreement entered into by the Company and Capital. Pursuant to the expense sharing agreement, Capital pays or incurs 100% of the Company's expenses and then allocates, in accordance with the terms and conditions of the expense sharing agreement, all or a portion (depending upon whether such expenses are shared expenses or solely expenses of the Company) of such expenses, including, but not limited to, rent, salaries, commissions, employee benefits and other reasonable business expenses incurred by or on behalf of the Company in connection with the operation of its sales activities. Allocated expenses are recorded in selling, general and administrative on the statement of income. On July 1, 2008, the Company modified the expense sharing agreement. At December 31, 2008, amounts payable to Parent represent expenses incurred, but not yet reimbursed to the Parent.

Capital increased its investment in the Company by $810,649 at various times during the Period. The increase was made through a net settlement of expenses incurred or paid by Capital on behalf of the Company resulting in a non-cash contribution.

(4) Income Taxes

The Ultimate Parent has elected to be treated as a Subchapter S corporation. Accordingly, the Company has elected to be treated as a Qualified Subchapter S subsidiary. As a result, there is no federal income tax payable at the corporate level. For State tax purposes, most jurisdictions accept the federal Subchapter S election. Certain jurisdictions, however, do not recognize the Subchapter S election and local income tax has been provided for these jurisdictions.

(5) Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 ("Net Capital Rule"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. Under SEC Rule 15c3-1, and the related rules of the FINRA, the Company may be required to reduce its business if its net capital ratio exceeds 12 to 1 and may be prohibited from expanding its business if the ratio exceeds 10 to 1.

At December 31, 2008, the Company's ratio of aggregate indebtedness to net capital was .26 to 1. At December 31, 2008, the Company had net capital of $937,721, which was $921,731 in excess of its required minimum net capital of $15,990.

Advances to affiliates and other equity withdrawals, including dividends, are subject to certain notification and other provisions of the Net Capital Rule and other regulatory rules. The SEC may restrict for a period of up to twenty business days any withdrawal by a broker-dealer of equity capital, as defined, if such withdrawal, when aggregated with all other withdrawals of equity capital on a net basis during a thirty calendar day period, exceeds 30% of the broker-dealer's net capital or if the SEC determines that such withdrawal would be detrimental to the financial integrity of the broker-dealer or the financial community.

Supplemental Information

ICON Securities Corp.
(A wholly-owned subsidiary of ICON Capital Corp.)
Supplementary Information
Computation of Net Capital and Aggregate Indebtedness Required by Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2008

Net Capital	
Total stockholder's equity	$ 961,826
Less nonallowable assets:	
Prepaid expenses	24,105
Net capital	$ 937,721
Minimum net capital requirement	
(6 2/3% of aggregate indebtedness)	$ 15,990
Minimum dollar net capital requirement	$ 5,000
Net Capital requirement (greater of above amounts)	$ 15,990
Excess net capital	$ 921,731
Excess net capital at 1,000%	
(net capital less 10% of aggregate indebtedness)	$ 913,736
Aggregate Indebtedness	
Total aggregate indebtedness from	
statement of financial condition	$ 239,852
Ratio of aggregate indebtedness to net capital	.26:1

There are no differences in the amounts presented above and the amounts included in the Company's unaudited FOCUS Report as of December 31, 2008.

Schedule II

ICON Securities Corp.
(A wholly-owned subsidiary of ICON Capital Corp.)

Statement Regarding SEC Rule 15c3-3

December 31, 2008

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that Rule.

Supplementary Report of Independent Registered Public Accounting Firm

Ernst & Young
Ernst & Young LLP
5 Times Square
New York, New York 10036-6530
Tel: 212 773 3000

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

To the Stockholder and Board of Directors of
ICON Securities Corp.

In planning and performing our audit of the financial statements of ICON Securities Corp. (the "Company"), as of and for the period from April 1, 2008 to December 31, 2008, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting ("internal control"), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 5, 2009

END